SO 3/17/04

SECURITIE 04016337 SSION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Ocotober 31, 2004
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C. MAR 0 1 2004 553

NAME OF BROKER - DEALER:
Archelon LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 South Wacker Drive, Suite 2400
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Mansheim (312) 461-0300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

AFFIRMATION

I, Thomas Mansheim, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting supplemental schedules pertaining to Archelon LLC and subsidiaries (the "Company") for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

2/26/04

Signature
Date

Chief Financial Officer
Title

Tisha M. Ebert
Notary Public

OFFICIAL SEAL
TISHA M. EBERT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 1-17-2006

Archelon LLC and Subsidiaries

(SEC I.D. No. 8-50169)

Consolidated Financial Statements and Supplemental Schedules for the Year Ended December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

ARCHELON LLC AND SUBSIDIARIES

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
(x)	(c)	Consolidated Statement of Operations
(x)	(d)	Consolidated Statement of Cash Flows
(x)	(e)	Consolidated Statement of Changes in Members' Capital
(x)	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Consolidated Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members
Archelon LLC
Chicago, Illinois

We have audited the following consolidated financial statements of Archelon LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Consolidated Statement of Financial Condition	3
Consolidated Statement of Operations	4
Consolidated Statement of Changes in Member's Capital	5
Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Consolidated Statement of Cash Flows	7

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Archelon LLC and its subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedules of Archelon LLC as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	13
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	14

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2004

ARCHELON LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,864,632
RESTRICTED CASH	300,000
RECEIVABLE FROM CLEARING BROKERS	322,874,213
SECURITIES OWNED—Held by clearing brokers, at fair value	1,993,768,833
SECURITIES BORROWED	142,376,748
FURNITURE AND EQUIPMENT—Net of accumulated depreciation of $8,715,494	4,568,548
INVESTMENT IN REAL ESTATE—At cost	9,864,301
EXCHANGE MEMBERSHIPS	8,648,771
OTHER ASSETS	27,012,099
TOTAL ASSETS	$2,511,278,145

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Payable to clearing brokers	$ 331,143,735
Securities sold, not yet purchased—at fair value	2,096,736,990
Accounts payable and accrued expenses	16,206,040
Total liabilities	2,444,086,765
SUBORDINATED BORROWINGS	6,750,000
MINORITY INTERESTS	2,114,028
MEMBERS' CAPITAL	58,327,352
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$2,511,278,145

See notes to consolidated financial statements.

ARCHELON LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Principal transactions—net	$ 53,292,141
Interest and dividends	30,575,332
Other income	385,164
Total revenues	84,252,637
Interest and dividend expense	24,269,001
Net revenues	59,983,636
OPERATING EXPENSES:	
Compensation and benefits	18,108,848
Commissions, brokerage, clearing and exchange fees	27,828,824
Exchange seat leases	413,502
Occupancy	1,611,294
Professional fees	7,317,505
Depreciation	2,104,263
Other expenses	13,814,073
Total operating expenses	71,198,309
LOSS BEFORE MINORITY INTERESTS IN NET INCOME OF SUBSIDIARIES AND FOREIGN INCOME TAX BENEFIT	(11,214,673)
LESS: MINORITY INTERESTS IN NET INCOME OF SUBSIDIARIES	185,466
PLUS: FOREIGN INCOME TAX BENEFIT	10,918,479
NET LOSS	$ (481,660)

See notes to consolidated financial statements.

ARCHELON LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2003

	Members' Capital	Accumulated Other Comprehensive Income (Loss)	Total Members' Capital
BALANCE—January 1, 2003	$45,977,336	$ (1,335,104)	$ 44,642,232
Comprehensive income:			
Net loss	(481,660)		(481,660)
Other comprehensive income:			
Foreign currency translation adjustments		10,500,506	10,500,506
Minority interests in other comprehensive income		(20,352)	(20,352)
Total comprehensive income (loss)	(481,660)	10,480,154	9,998,494
Contributions	3,900,000		3,900,000
Distributions	(213,374)		(213,374)
BALANCE—December 31, 2003	$49,182,302	$ 9,145,050	$ 58,327,352

See notes to consolidated financial statements.

ARCHELON LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED DECEMBER 31, 2003

SUBORDINATED BORROWINGS BALANCE—January 1, 2003	$	-
Increases:		
Issuance of subordinated notes		6,750,000
Decreases:		
Payment of subordinated notes		-
SUBORDINATED BORROWINGS BALANCE—December 31, 2003	$	6,750,000

See notes to consolidated financial statements.

ARCHELON, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (481,660)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Depreciation	2,104,263
Minority interests in net income of subsidiaries	185,466
Changes in assets and liabilities:	
Restricted cash	200,000
Receivable from clearing brokers	257,351,736
Securities owned	(1,158,303,793)
Securities borrowed	42,875,315
Other assets	(10,456,314)
Payable to clearing brokers	20,228,540
Securities sold, not yet purchased	855,927,618
Accounts payable and accrued expenses	(10,310,287)
Net cash flows used in operating activities	(679,116)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture and equipment	(2,466,997)
Improvements to investment in real estate	(1,994,571)
Purchase exchange memberships	(7,883,771)
Net cash flows used in investing activities	(12,345,339)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from members	3,900,000
Change in minority interests	(6,774,835)
Proceeds from issuance of subordinated notes	6,750,000
Distributions to members	(213,374)
Net cash flows provided by financing activities	3,661,791
EFFECT OF EXCHANGE RATE CHANGES ON CASH	10,500,506
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,137,842
CASH AND CASH EQUIVALENTS—Beginning of year	726,790
CASH AND CASH EQUIVALENTS—End of year	$ 1,864,632
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for interest	$ 14,430,871

See notes to consolidated financial statements.

ARCHELON LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

1. BUSINESS DESCRIPTION

Archelon LLC ("Archelon") was organized on January 15, 1997 as a limited liability company under the laws of the State of Illinois. Archelon is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member and conducts market-making and proprietary options trading activities at the CBOE, Chicago Mercantile Exchange, Chicago Board of Trade, and the International Securities Exchange. All trades are cleared through First Options Clearing Corporation. Archelon directly owns 98.4% of Archelon Deutschland GmbH ("Deutschland") and 99.9% of Archelon Suisse GmbH ("Suisse") (collectively referred to as the "Company").

Deutschland was organized in 1992 and is based in Frankfurt, Germany. Deutschland's ownership was transferred from Archelon Partners Inc. to Archelon on March 17, 1997. Deutschland is an active market-maker on XETRA, EUREX and Euronext/London International Financial Futures and Options Exchange.

Suisse, which is based in Zug, Switzerland, was organized in 1998 and commenced operations as a market-maker on EUREX in March 1999.

Archelon does not carry customer accounts as defined in Rule 15c3-3 under the Securities Exchange Act of 1934.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the accounts of Archelon, LLC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

At December 31, 2003, approximately $998,132,000 of assets and $938,412,000 of liabilities were attributable to consolidated subsidiaries. The aggregate members' capital of these subsidiaries was approximately $57,607,000 at December 31, 2003.

Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash on-hand and money market investments.

Restricted Cash—Restricted cash represents cash deposited in an escrow account to secure an irrevocable letter of credit in favor of the lessor related to the Company's Chicago office lease. The restricted cash amount reduces annually and expires on December 31, 2011.

Revenue Recognition—Securities and futures contracts transactions are recorded on a trade-date basis. Unrealized gains and losses on unsettled transactions and open futures contracts are included in "Principal transactions - net" on the consolidated statement of operations using the settlement prices quoted on the exchange upon which the instrument trades.

Securities Transactions—Securities owned and securities sold, not yet purchased, which represent corporate stocks, and options on corporate stocks and on stock indices, are carried at current market value based on current market quotes, which approximate fair value. All securities transactions are cleared and settled through clearing brokers and securities owned are held by these clearing brokers.

Securities Borrowed—Securities borrowed are recorded at the amount of cash collateral advanced.

Receivable from and Payable to Clearing Brokers—The receivable from clearing brokers primarily represents cash held as margin for open positions. Payable to clearing brokers primarily represents net unrealized futures losses.

Furniture and Equipment—Furniture and equipment are recorded at historical cost, net of accumulated depreciation. Depreciation on furniture and equipment is recorded on an accelerated basis that approximates straight line over its useful life from five to seven years.

Income Taxes—The Company is treated as a partnership under the Internal Revenue Code. For income tax reporting purposes, the taxable income or loss of the Company is allocated to the Members who are responsible for reporting the taxes thereon. Accordingly, no provision is required or has been made for United States federal or state income taxes. The Company is subject to State of Illinois replacement tax, which has been included in the determination of net income (loss).

The foreign income tax benefit relates to Deutschland and its corresponding net loss for the year. A deferred tax asset of approximately $2,750,000 and a deferred tax liability of approximately $2,211,000 are presented net and included in other assets on the consolidated statement of financial condition at December 31, 2003. The deferred taxes relate to the recognition of unrealized gains and losses on security positions. Management has evaluated the available evidence about future taxable income and other possible sources of realization of deferred tax assets. Management believes that a valuation allowance against deferred tax assets at December 31, 2003 is not necessary because it is more likely than not the deferred tax asset will be fully realized.

Foreign Currency—Foreign currency balances are converted to United States dollars using spot currency rates on the date of valuation. Foreign currency transaction gains and losses are included in "Principal transactions—net."

Adoption of New Accounting Pronouncement—In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The adoption of FIN 45 did not have a material impact on the Company's consolidated financial statements for the year ended December 31, 2003.

3. NET CAPITAL REQUIREMENTS

Archelon, as a registered broker-dealer with the SEC, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2003, Archelon had net capital, as defined, of $845,514, which was $525,684 in excess of its required net capital of $319,830. Archelon's ratio of aggregate indebtedness to net capital was 6 to 1.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, consist of trading securities at market values at December 31, 2003 as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Common stocks	$ 1,547,158,575	$ 1,652,015,787
Options on common stocks and on stock indices	446,610,258	444,721,203
Total	$ 1,993,768,833	$ 2,096,736,990

5. DERIVATIVE INSTRUMENTS

Business—The Company's business is to engage in market-making and proprietary trading of derivative instruments. These instruments consist of exchange traded futures and options, and involve elements of credit and market risk that may exceed the amount reported as receivable from the clearing broker in the consolidated statement of financial condition.

Credit Risk—The Company has a concentration of credit risk with its clearing firms. Such risk, however, is mitigated by each clearing firm's obligation to comply with the rules and regulations governing clearing firms in the United States and in the European Community. These rules and regulations may require maintenance of net capital, as defined, and segregation of customers' funds from the funds of the clearing firms.

Market Risk—Various factors affect the market risk of the Company's positions. These factors include the size and composition of the positions held, the absolute and relative level of interest rates, changes in foreign currency rates, and market volatility. The time period during which options may be exercised, the market value of the underlying instrument, and the exercise price also affect market risk. However, the most significant factor influencing the Company's overall exposure to market risk is its trading strategies.

Trading Strategies—While acting in its capacity as a market-maker, the Company may accumulate an inventory of derivative instruments. The Company's overall trading strategy is to provide liquidity to the market place by continuously buying and selling derivative instruments and immediately hedging the risks therefrom. Risks are controlled by executing hedging strategies that limit exposure to volatility in interest rates, foreign exchange rates, or market prices of an underlying derivative instrument or index.

All of the Company's derivative instruments are held for trading purposes and are carried at fair value as determined by the settlement prices quoted by the exchanges upon which the derivative instrument is traded. The following table presents the year-end and average fair values during the year for the Company's derivative instruments:

	End of Year
Exchange traded futures:	
Assets	$ 446,610,258
Liabilities	540,966,233
Exchange traded options held	1,047,629
Exchange traded options written	1,023,305

	Average for the Year
Exchange traded futures:	
Assets	$ 941,060,245
Liabilities	1,167,134,843
Exchange traded options held	1,373,936
Exchange traded options written	1,353,752

The average fair value amounts for the year were computed using month-end derivative positions. Management of the Company believes that these amounts are representative of the average holdings during the year.

6. INDEX PLAN

On January 1, 2002, the Company established the Archelon LLC Index Plan ("Index Plan") to allow certain eligible employees ("Investment Participants") to purchase for cash a specified number of units. The units represent the means for eligible employees to share in the profits and/or losses of the Company. On an annual basis, the Company records compensation expense (benefit) for any appreciation or depreciation in the unit's value based upon the Company's global net return percentage (as defined by the Index Plan Agreement), multiplied by 80% ("Index Return"). Distributions are paid in cash annually, based upon a fixed percentage of the Index Return. The unit holders are general creditors of the Company.

As of December 31, 2003, the Company's recorded liability to the Index Plan was approximately $2,060,000 and is included in accounts payable and accrued liabilities. During the year ended December 31, 2003, approximately $182,000 was recorded in compensation and benefits expense related to the Index Plan.

7. COMMITMENTS AND GUARANTEES

The Company has entered into various noncancelable leases for its office premises. Rent expense for the year ended December 31, 2003 was $1,611,294 and was presented as occupancy on the consolidated statement of operations. The future minimum annual rental payments required under these operating leases are as follows:

2004	$ 1,490,131
2005	1,502,852
2006	1,515,815
2007	1,056,906
2008	557,765
Thereafter	1,206,463

The Company provides guarantees to securities clearinghouses and exchanges which meets the accounting definition of a guarantee under FIN 45. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

8. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2003, are as follows:

Subordinated Notes, prime plus 2 percent, due June, 2004	$ 4,500,000
Subordinated Notes, libor plus 3.65 percent, due August, 2004	2,250,000
	$ 6,750,000

9. TRANSACTIONS WITH AFFILIATES

The Company is affiliated with other entities via common ownership or control by the Company's members. Various transactions are entered into with affiliated companies, primarily related to services both from and to affiliates. Such services include, but are not limited to, administrative, accounting, cash management, legal, and technology services. Affiliate transactions are evaluated and entered into on terms that management determines to be at least as favorable as those prevailing among, or that would be offered in good faith to, unaffiliated parties. During the year ended December 31, 2003, the Company paid an affiliate through common ownership $6,268,576 for technology services and received other revenues of approximately $120,000 from affiliates. In addition, the Company received approximately $271,000 sublease rental income from an affiliate that has been recorded as a reduction of occupancy expense in the consolidated statement of operations. Other accounts payable and accrued expenses on the consolidated statement of financial condition includes payables of $863,202 to affiliates for technology services.

* * * * * *

ARCHELON LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (UNCONSOLIDATED) DECEMBER 31, 2003

NET CAPITAL

TOTAL MEMBERS' CAPITAL		$ 58,327,352
ADD: ALLOWABLE CREDIT—Discretionary liabilities		806,619
Subordinated borrowings allowable in computation		6,750,000
		65,883,971
NONALLOWABLE ASSETS:		
Net assets of subsidiaries	$ 57,606,710	
Furniture and equipment	1,976,047	
Restricted cash	300,000	
Exchange membership	5,145,000	
Joint back-office stock	10,000	
Other nonallowable assets	700	
Total nonallowable assets		65,038,457
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		845,514
HAIRCUTS ON SECURITIES POSITIONS		-
NET CAPITAL		$ 845,514

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 4,797,213

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 319,830
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER	$ 100,000
NET CAPITAL REQUIREMENT	$ 319,830
EXCESS NET CAPITAL	$ 525,684
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	6 to 1

There were no material reconciling items between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 31, 2003.

ARCHELON LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2003

Archelon does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 27, 2004

Archelon LLC
200 South Wacker Drive
Chicago, Illinois 60607

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of Archelon LLC and subsidiaries (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 27, 2004), we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the members of the Company, management, the Securities and Exchange Commission, the Chicago Board Options Exchange, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP